AMENDMENT NO. 1 TO THE
                             MANAGEMENT AGREEMENT


Effective October 1, 1997, Section 5. of the Management Agreement dated as of March 27, 1995, between COLONIAL TRUST III with respect to COLONIAL FEDERAL SECURITIES FUND (Fund) and COLONIAL MANAGEMENT ASSOCIATES, INC. (Adviser) is hereby amended to read in its entirety as follows:

5. The Fund shall pay the Adviser monthly a fee at the annual rate of 0.60% of the first $1 billion of the average daily net assets of the Fund, 0.55% in excess of $1 billion, 0.50% in excess of $2 billion and 0.40% in excess of $3 billion.

COLONIAL TRUST III on behalf of
COLONIAL FEDERAL SECURITIES FUND




By:  _____________________________
        Title:  Controller


COLONIAL MANAGEMENT ASSOCIATES, INC.




By:  _____________________________
        Title:  Senior Vice President